SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August, 2020

Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA

(Exact name of registrant as specified in its charter)

Energy Company of Paraná

(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
+55 (41) 3331-4011

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

COPEL GERAÇÃO E TRANSMISSÃO S.A.

(Companhia Aberta)

Corporate Taxpayer’s ID (CNPJ/MF): 04.370.282/0001-70

Company Registry (NIRE): 41300019240

CALL NOTICE

ANNUAL DEBENTURE HOLDERS' MEETING FOR THE 3rd (THIRD) ISSUE OF SIMPLE, NON-CONVERTIBLE DEBENTURES INTO SHARES, OF THE UNSECURED TYPE, IN A SINGLE SERIES AND WITH ADDITIONAL GUARANTEES, FOR PUBLIC DISTRIBUTION WITH RESTRICTED DISTRIBUTION EFFORTS, OF

COPEL GERAÇÃO E TRANSMISSÃO S.A.

Under the terms of article 71 of Law no. 6,404, of December 15, 1976, as amended and in effect, of CVM Instruction No. 625, of May 14, 2020 (“ICVM 625”), as well as clause 10.1 of the Private Deed of the 3rd (Third) Issue of Simple Debentures, Not Convertible into Shares, Unsecured, With Additional Fidejussory Guarantee, In A Single Series, For Public Distribution, With Restricted Efforts, From Copel Geração e Transmissão SA, celebrated on October 10, 2017 (“Deed of Issue”) between Copel Geração e Transmissão SA (“Company”), Pentágono SA Distribuidora de Titulos e Valores Mobiliários (“Fiduciary Agent”) and Companhia Paranaense de Energia - COPEL, (“Garantidora”), are the owners of the debentures in circulation, issued within the scope of the 3rd (Third) Issuance of Simple Debentures, Not Convertible into Shares, Unsecured, With Additional Guarantee, Single Series, For Public Distribution, With Restricted Efforts, From Copel Geração e Transmissão SA ( “Debenture Holders” and “Debentures”, respectively), called to meet at the General Meeting of Debenture Holders (“AGD”), to be held on the first call on September 10, 2020, at 10:00 am, through exclusively through the “Microsoft Teams” platform to deliberate on the following Agenda::

(i)	prior consent for the sale of the controlling shares of Copel Telecomunicações S.A., by the Guarantor (“Transaction”), as provided for in clause 7.1, items “(i)” and “(j)” of the Issue Deed;

(ii)	if item (i) above is approved, consent to the waiver of the right to declare the early maturity of the obligations assumed by the Company and the Guarantor within the scope of the Issue Deed arising from the Transaction or, in case of a possible default or early maturity of other debts of the Company, the Guarantor and/or its subsidiaries, in connection with the execution of the Transaction, pursuant to clause 7.1, items "(f)" and "(g)" of the Issue Deed; and

(iii)	authorize the Company and the Trustee to jointly perform any and all acts and sign any and all documents required for the execution of the resolutions described in aforementioned items (i) and (ii), if approved.

General Information for Debenture Holders:

In compliance with CVM Instruction 625, below are the procedures to participate in the ADHM, to be held electronically:

1 -   Access and use of the Electronic System

The ADHM will be held electronically through a digital platform that will allow Debenture Holders to participate remotely and be considered present for their signatures in the minutes of the ADHM. The ADHM will be recorded, in full, by the Company. To participate in the ADHM, Debenture Holders must send the Company's e-mail address ri@copel.com, and to the Trustee's e-mail address assembleias@pentagonotrustee.com.br, preferably in up to 2 (two) business days prior to the ADHM, a copy of the following documents: (a) for individuals: a personal photo identity document; (b) for legal entities: corporate acts and documents proving power of representation, as well as personal photo identity document(s) of the legal representative(s); (c) for investment funds: consolidated and updated bylaws/articles of association of the fund's administrator or manager, as applicable, observing the fund's voting policy, as well as corporate documents proving powers of representation and personal photo identity document(s) of the legal representative(s); and (d) for attorneys-in-fact: the power of attorney letter with specific representation powers for the ADHM, in compliance with the legal provision, in addition to the documents indicated in the previous items, as applicable. The Company will send, in up to 2 (two) hours prior to the ADHM, an e-mail containing the guidelines and information for accessing and connecting to the electronic system to Debenture Holders who have confirmed their participation, as indicated above. It should be noted that Debenture Holders may participate in the ADHM even if they do not submit the required documents in advance, given they provide such documents, through the e-mails informed above, at the opening of the ADHM. The Company will not be responsible for any connection failures or operational problems of the Debenture Holders' devices.

2 -   Remote Voting Instructions

Debenture holders may exercise their right to vote remotely by filling out and submitting a Remote Voting Form, which is available on the Company's Investor Relations website (https://ri.copel.com/subsidiarias/assembleias/) (“Instrução de Voto a Distância”). For the Remote Voting Form to be considered valid, the following requirements must be met: (i) all fields must be filled out, including the Debenture Holder's full name, or corporate name, and their respective CPF, or CNPJ, number, and a telephone number and e-mail address must be provided for any future contacts; (ii) the Debenture Holder, or his/her legal representative, as applicable and under the terms of current legislation, must sign the last page of the Remote Voting Form. The Remote Voting

Form must be initialed and signatures must be digitally certified or notarized, pursuant to article 8, paragraph 2, of ICVM Instruction 625, and must be sent, preferably, by up to 2 (two) business days prior before the ADHM (that is, by September 1, 2020), along with documents listed in item 1 above, to the Company's e-mail address ri@copel.com, and to the Trustee's e-mail address assembleias@pentagonotrustee.com.br. Should a Debenture Holder who has already submitted a Remote Voting Form participate in the ADHM through the digital platform, pursuant to item 1 above, he/she can exercise his/her voting rights at the ADHM and consequently the Remote Voting From submitted will be disregarded.

Curitiba, August 26, 2020.

COPEL GERAÇÃO E TRANSMISSÃO S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date August 27, 2020

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Daniel Pimentel Slaviero
Daniel Pimentel Slaviero Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.